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Filed by Versicor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No.: 000-31145
Subject Company: Versicor Inc.

The script below was read by officers of Versicor Inc. during a public conference call on July 31, 2002. The prewritten Questions and Answers following the script were not recited, but were used as a guide for answering questions raised during the call.

Versicor Biosearch Merger
Conference Call Script
July 31, 2002
10:00 AM Eastern Time

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the Versicor conference call. At this time, all participants are in a listen-only mode. There will be a question-and-answer session to follow. Please be advised that this call is being taped at Versicor's request.
At this time, I would like to introduce your host for today's call, Mr. George Horner, III, Versicor's Chief Executive Officer. Please proceed Mr. Horner.
George:
Good morning and thank you for joining us on this call to discuss the proposed merger of Biosearch Italia with and into Versicor in a stock-for-stock transaction. I'm George Horner, President and CEO of Versicor and with me this morning is Tim Henkel, our Chief Medical Officer and Dov Goldstein, our CFO.
Before we start please allow me to read a legal notice.

Some of the statements that we will make during this conference call will be "forward-looking statements" within the meaning of the federal securities laws. For example, the descriptions of the benefits we expect to reap from the proposed merger are all forward looking. While we believe that our expectations in making these statements are reasonable, our actual results could vary materially from our expectations as a result of a number of factors, including, among others: the need to demonstrate to the FDA and similar foreign regulators that our product candidates are safe and effective before they will allow us to market them, and the risk that language or cultural barriers might hinder our successful completion of the proposed merger. Our expectations are also subject to the risk factors contained in documents filed with the SEC, including those in our to be filed S-4 proxy statement. That proxy statement will be available at no cost on the SEC website once we file it. You should review the proxy statement before you vote. Thank you. We will now proceed with a discussion of our recent events.
Thank you, now we may proceed with a discussion of our recent events.

We are extremely pleased to announce the signing of the merger agreement between Biosearch Italia and Versicor. Consummation of the merger is subject to shareholder vote of the respective companies and customary closing conditions. Today's news is particularly exciting because it builds upon the strategic alliance we began with Biosearch four years ago. Through this merger, we will create an international biopharmaceutical company whose objective is to discover, develop, manufacture and commercialize novel antibiotic and antifungal agents for tough-to-treat infections. The combined company will have two Phase III products, one Phase II product, one Phase I product and numerous preclinical compounds.

The prospect of this merger developed because of Versicor's and Biosearch's mutual objectives of creating improved, novel anti-infectives for the worldwide market and the rich history between the two companies with both dalbavancin, our lead antibiotic, and BIOCOR, our research collaboration with Biosearch.

Biosearch was established in 1996 following a management buy-out of the Hoechst-Marion-Roussel antibacterial research facility. Biosearch has recently established a wholly-owned subsidiary, Biosearch Manufacturing Srl, to produce active ingredients.

Biosearch is a leading Italian biotechnology company focused on the discovery, development, production and eventual marketing of new antibiotics for the treatment of infectious diseases caused by multi-resistant micro-organisms or bacteria and fungi. Biosearch's discovery strategy is based on the high-throughput screening of its large and diversified library of microbial extracts, which can lead to the isolation of a drug candidate. Biosearch has three products under clinical development, all of which were discovered in its research laboratories, including ramoplanin, dalbavancin and BI-K0376, which are in Phase III, Phase II and Phase I trials, respectively.

As you may know, our relationship with Biosearch began in 1998 when Versicor in-licensed North American rights to dalbavancin in exchange for royalties and manufacturing payments. In addition, since 1998 Versicor has collaborated with Biosearch through BIOCOR for the development of anti-microbials. Pursuant to this research collaboration, Biosearch provides the natural product leads and Versicor contributes the lead optimization expertise. Finally, Biosearch has been supplying Versicor with active pharmaceutical ingredient.

Combining Biosearch and Versicor will create a biopharmaceutical company with a major product pipeline that includes anidulafungin in Phase III, ramoplanin also in Phase III, dalbavancin in Phase II, BI-K0376 in Phase I and many pre-clinical lead products.
The proposed merger is intended to join Versicor with Biosearch for four main reasons: Strategic, Enabling, Financial and Control.

Strategic: This proposed merger provides worldwide rights for two late-stage products, allows us to enhance our clinical and pre-clinical productivity, and allows us to combine Biosearch's manufacturing capacity with our marketing expertise. Together, we will be better positioned to create a global infrastructure by combining Biosearch's European presence with ours in North America. We will be able to build a stronger research capability by uniting Biosearch's natural product expertise with our chemistry and rational drug design capabilities.
In addition, we progress from having only access to a U.S. market share to having access to the global markets, a 73% incremental potential market share for hospital antibiotics.

Enabling: This proposed merger enables us to improve our projected sales and profit for the same levels of clinical and launch costs through a global presence. We gain an ability to market both anidulafungin and dalbavancin in Europe. We become a more attractive partner for in-licensing and obtain a more attractive portfolio to out-license to the rest of the world.

Financial: With the proposed merger we believe we will be able to gain an additional 50% on our projected profit margin on anidulafungin. We also believe we will be able to increase the dalbavancin projected gross margins from the low 60's to 90%. We gain a 90% projected gross margin on dalbavancin in Europe. Upon the consummation of the proposed merger, we will have approximately $190 million in cash to allow us to be more opportunistic.

Control: The combined company will have a centralized management team with better control over the destiny of our products, from clinical to manufacturing through sales and marketing. Each of the major areas of development of our products will remain within our control, thereby reducing our risk exposure.

Upon the consummation of the proposed merger, the combined company will have worldwide headquarters in Pennsylvania and European headquarters in Milan, Italy. Biosearch will ultimately become a wholly-owned subsidiary of Versicor located in Italy. The board of directors will be chaired by James H. Cavanaugh, Ph.D. who is a current Veriscor board member and one of the four members from Versicor who will serve with four members from Biosearch's current board of directors. I, George Horner, the current chief executive officer of Versicor, will continue to serve in this capacity. Claudio Quarta, Ph.D., the current chief executive officer of Biosearch, will serve as the chief operating officer. Francesco Parenti, Ph.D., the current president and chief scientific officer of Biosearch, will serve as the chief scientific officer, global. Richard White, the current chief scientific officer of Versicor, will serve as the chief scientific officer, North America. Timothy J. Henkel, M.D., Ph.D., the current chief medical officer of Versicor will continue in that role. Constantino Ambrosio, the current president of Biosearch Manufacturing Srl (a subsidiary of Biosearch), will serve as the chief of manufacturing. Dov A. Goldstein, M.D., the current chief financial officer of Versicor, will continue to serve in that capacity.

Over the past several years, we have worked closely with Biosearch. They are a superb group of individuals with great experience and expertise to complement our capabilities. We really view the proposed merger as a fully-integrated partnership with Biosearch, and look forward to working together at the Board level.
I will now turn the call over to Tim Henkel, our chief medical officer, who will highlight the product profiles of our two lead products being developed for the worldwide markets.

Tim:
Thank you George, and thanks to all of you for listening today. This proposed merger transaction is quite exciting as it helps us to address the clinical need for improved antibiotics and antifungals with our lead products throughout the world. First, let me begin by highlighting some of the attributes of dalbavancin, which is being developed as an alternative to vancomycin. In clinical trials to date, dalbavancin, our lead antibiotic, has shown excellent in vitro activity versus Gram-positive bacteria. In addition, in vivo models have shown efficacy with single doses. Dalbavancin is bactericidal, meaning it kills Gram-positive bacteria. This may be an advantage over certain other therapies that are bacteriostatic. Dalbavancin has been well-tolerated in studies to date, in fact, we have been unable to identify any dose-limiting toxicities. In addition, this product has proven to have predictable pharmacokinetics. Dalbavancin has a unique once-weekly dosing regimen that could provide an extremely positive attribute for both patients and health care providers. We expect to begin Phase III trials in the fourth quarter of 2002 and anticipate an NDA filing in the fourth quarter of 2004.

Now, let me briefly highlight some of the attributes of anidulafungin, our lead antifungal product. Anidulafungin, which belongs to the new echinocandin class of antifungal agents, is being developed for the treatment of serious fungal infections. Anidulafungin is highly potent in vitro against diverse groups of fungi that cause life-threatening infections, including both yeasts, such as Candida, and molds, such as Aspergillus. It is fungicidal; in other words, it kills fungi as opposed to simply inhibiting their growth, which would be termed fungistatic activity. In addition anidulafungin has proven to be well tolerated, and can be dosed once daily. Anidulafungin is currently in Phase III development for esophageal candidiasis and invasive aspergillosis, and in Phase II development for invasive Candida infections. Our first NDA filing for anidulafungin is planned for the fourth quarter of this year.
George:
Thanks Tim for those highlights of our lead products. It is extremely exciting that we will now have an increased presence in Europe so that we may ultimately deliver our products in North America, Europe and the rest of the world.
I will now turn the call over to Dov Goldstein, our chief financial officer, who will outline the structure of the transaction and give you some perspective from a financial point of view.
Dov:	Thanks George.

The merger agreement, which has been approved by the boards of directors of both companies, provides that Biosearch shareholders will receive 1.77 shares of newly-issued Versicor common stock in exchange for each Biosearch ordinary share. Using Versicor's stock price at the close of business yesterday, this would result in an implied purchase price of $21.43 per share of Biosearch. Shares of the combined company will trade on both Nasdaq and the Nuovo Mercato.

As a result of the transaction, the combined company expects to have a total of 47.8 million shares outstanding upon close, composed of 26.3 million shares outstanding to current Versicor shareholders plus 21.5 million shares of newly issued shares to Biosearch shareholders. The next step in the transaction is for us to file an S-4 proxy statement with the SEC and for Biosearch to make its analogous filings. The transaction is subject to approval by Versicor and Biosearch shareholders, regulatory approvals and customary closing conditions. The transaction is expected to close early in the first quarter of 2003.

We filed our 10-Q for the second quarter this morning and the results were consistent with our previous guidance. As we move closer to the completion of the merger, we will be in a better position to give guidance for the combined company. However, I did want to highlight the key financial characteristics of this transaction that make it attractive to Versicor shareholders. Biosearch currently has a cash position of approximately $110 million. Their current operations have a low burn rate and will be important additions to our current research and corporate administration efforts. Their current revenue, less milestone royalty payments from Versicor is approximately $3-4 million annually which will continue and their current burn rate is approximately $15 million annually for SG&A and R&D. Therefore, the net operating incremental burn will be approximately between $11 million and $13 million. They have also been investing approximately $30 million in a state of the art manufacturing facility of which $6.7 million has been paid to date and a substantial portion of the rest will likely be offset by up to $15 million of government grants and loans. Therefore, the combined company will have a higher number of years of cash on hand than Versicor as a stand-alone company which gives us the ability to better control our financing destiny and be more opportunistic about new business opportunities.

In addition, as George has mentioned, this proposed transaction is expected to grow significantly the projected revenue and earnings lines of the combined company upon the product launch of anidulafungin and dalbavancin. As a result of this merger, we plan to sell anidulafungin in Europe which would allow us to increase our projected revenues and profit margins. The merger also dramatically increases the North American dalbavancin projected gross margin from the high 60's to the low 90's, which should drop directly to our bottom line, as well as giving full European and rest of world rights for dalbavancin.
George:
Thank you Dov. This is an exciting day for all of us here. We are on our way to building what we believe will be a preeminent biopharmaceutical company dedicated to the growing need for improved anti-infectives.
Now, we will open the call for questions.

Merger Q & A

Q:	What was the rationale behind the proposed merger?
A:	To create a leading international biopharmaceutical company to discover, develop, manufacture and, eventually, market novel, antibiotic and antifungal agents for tough-to-treat infections.
Q:	What does Biosearch bring to Versicor?
A:	Most importantly, dalbavancin. By eliminating our need to in-license dalbavancin from Biosearch, we believe we will increase our projected gross margin on that product in North America, if it receives FDA approval, from the high 60's to over 90%. In addition, we will gain rights to dalbavancin in Europe and the rest of the world (ROW). Biosearch also brings to us an established European presence from which we will commence building a direct sales force in Europe for anidulafungin and our other product candidates. Our leading three product candidates will be marketed primarily for use in hospital settings and, together with Biosearch, we expect to have a critical mass of products to support development of our own sales force. Finally, our collaboration with Biosearch has proven to be an effective natural products discovery engine, which the merger will ensure remains available to us.
Q:	Why not just continue the existing collaboration with Biosearch?
A:	The merger provides us with complete worldwide rights to dalbavancin, manufacturing capability, expanded pre-clinical resources and better access to European markets.

Q:	Will you sell dalbavancin and anidulafungin yourself?
A:	As a merged company, we will be able to sell anidulafungin, dalbavancin and other proprietary products ourselves. We have collaborators for ramoplanin and oxazolidinone and deformylase inhibitors, and plan to collaborate in marketing the BI-Acne compound.
Q:	Are there any plans to spin out pieces of the business?
A:	We have no plans for spin-off's at this time. Rather, we will be focused on integrating our operations with those of Biosearch to take advantage of the substantial potential synergies between the two companies.
Q:	Will there be any restructuring?
A:	None are planned; the divisions of our respective companies are complementary. Based on our four-year collaboration with Biosearch, we are confident that our corporate cultures are a good fit and that the integration of Versicor and Biosearch will be a speedy and efficient process.
Q:	Who will serve as the chairman of the combined company? Will Biosearch have any board seats?
A:	Jim Cavanaugh, Ph.D., a current Versicor director and president of HealthCare Ventures will serve as our non-executive chairman. Versicor and Biosearch will each have four seats on the board.
Q:	Who will be Chief Executive Officer, President, other key executives?
A:	Following completion of the merger, George F. Horner III will be the CEO, Claudio Quarta, Ph.D. will be the COO, Francesco Parenti, Ph.D. will be the Chief Scientific Officer, Richard J. White, Ph.D. will be the CSO-North America, Constantino Ambrosio will be the chief of manufacturing, Timothy J. Henkel, M.D., Ph.D., will be the chief medical officer, and Dov A. Goldstein, M.D. will be the CFO.
Q:	Are there any additions/changes to management that have been determined at this time?
A:	No.
Q:	Will management of Biosearch remain following completion of the transaction?
A:	Yes. Biosearch management will play key roles in the combined company. Biosearch executives will become the chief operating officer, chief scientific officer and chief of manufacturing of the combined company. The Biosearch management team has deep experience in the pharmaceutical industry and greatly strengthens the Versicor management team.
Q:	Will anyone be asked to relocate?
A:	Worldwide headquarters will move to Pennsylvania; therefore, Versicor's corporate administration will move from the San Francisco Bay Area to Pennsylvania. All scientific personnel will remain at their current laboratory locations.
Q:	What will the pipeline of the combined company look like?
A:	Two Phase III product candidates, one Phase II product candidate, a Phase I product candidate and numerous pre-clinical compounds.
Q:	How many employees will the new company have?
A:	The combined company will have approximately 200 employees.
Q:	Will the acquired company be a wholly-owned subsidiary?
A:	Yes. Soon after the merger, Biosearch will be a wholly-owned subsidiary of Versicor.
Q:	When will you file a registration statement?
A:	As soon as practicable.
Q:	When will the companies mail their proxies?
A:	After the SEC clears the Form S-4 proxy statement.

Q:	When will the shareholder meeting be held?
A:	Approximately four weeks after the mailing of the proxy statement.
Q:	What happens if the transaction does not close?
A:	Versicor has considered most potential outcomes, and has formulated a plan to address all such outcomes. This is not a merger of necessity, but rather a merger derived from the strength of each company. Therefore, each company will continue their respective business plans, if the merger is not consummated. However, we believe that the merger with Biosearch is in the best interests of its stockholders at this time.
Q:	Have senior executives and board of directors at both companies agreed to vote their shares in favor of the merger?
A:	One of our directors has agreed to vote his shares in favor of the merger, one of our stockholders has agreed to vote his shares in favor of the merger, two of Biosearch's directors have agreed to vote their shares in favor of the merger, and the largest shareholder of Biosearch has agreed to vote the majority of its shares in favor of the merger.
About Biosearch
Q:	Can you provide some background on Biosearch?
A:	Biosearch is an antibiotic- and antifungal-focused company with headquarters in Geranzano, Italy and a manufacturing facility in Pisticci, Italy. The company was founded in 1996 as a result of a management buy-out of the former "Lepetiti Research Center" of Hoechst Marion Roussel (Aventis). The Lepetit Group has been responsible for two currently marketed antibiotic drugs: rafampin and teicoplanin. Biosearch Italia has been listed on the Italian "Nuovo Mercato" (generally considered to be the Italian version of Nasdaq) since July 2000.
Q:	Describe Biosearch's product line.
A:	Biosearch does not currently have any drug products approved for marketing by the FDA or European regulators. However, it has a strong pipeline of product-candidates.
Q:	Describe Biosearch's product pipeline.
A:	Biosearch has many clinical natural compounds, including ramoplanin in Phase III, dalbavancin in Phase II, and BI-K0376 in Phase I clinical trials.
Q:	Describe Biosearch's capabilities.
A:	Biosearch has 30 years of natural product expertise developing many lead pre-clinical compounds, has a late-stage product and manufacturing capability.
Q:	How will Biosearch be integrated, legally and operationally, with Versicor and how will this process affect Versicor's existing corporate collaborators? How will the Biosearch team be managed?
A:	Biosearch will ultimately be a wholly-owned subsidiary of Versicor. Versicor will manage Biosearch's business through Biosearch's current CEO and co-founder, Claudio Quatra, Ph.D., who will remain in charge of European operations, will report to Versicor's CEO, George Horner and will also be a member of Versicor's board of directors.
The combined entity will continue all of Versicor's existing collaborations.

Q:	How will you be able to manage the new company with Biosearch in Italy? What do you see as the challenges?
A:	Integration is a challenge in all mergers. However, we believe that Biosearch has a similar operations strategy to Versicor and we have four-years of collaboration experience with Biosearch. Therefore, we are confident the integration will proceed successfully. At Biosearch, the senior management team has, many years of experience in pharmaceuticals. We don't believe our challenges exist in the day-to-day management of the combined companies, but rather in the development of long-term strategies and goals that draw upon the collective strengths and expertise of our vastly expanded pool of talent.
Guidance
Q:	What are your goals for the new company in 2002?
A:	The key goals in 2002 for the combined company are the release of Phase II data for dalbavancin, completion of clinical trials and the release of data for the Phase III esophageal candidiasis trial for anidulafungin, a NDA filing for anidulafungin, and completion of the Phase I clinical trials for BI-Acne.
Q:	Can you provide financial guidance for 2002?
A:	Versicor will provide guidance when we are closer to closing the transaction.
Terms of the Transaction
Q:	What are the terms of the transaction?
A:	It is a stock-for-stock exchange. 1.77 shares of Versicor for one share of Biosearch
Q:	What is the total value of the transaction?
A:	Based upon the closing market price for Versicor of $12.11 per share and our exchange ratio of 1.77 Versicor shares per Biosearch share, the equity value of the deal is approximately $260.7 million.
Q:	When is the merger expected to be consummated?
A:	The merger of Biosearch with and into Versicor is expected to be completed early in the first quarter of 2003.
Q:	What regulatory approvals are necessary to complete the transaction? Will you be making Hart-Scott-Rodino filings?
A:	The completion of the transaction is pending regulatory review in Italy. At the present time, other than the required SEC filings, no other filing are contemplated in the United States.
Q:	Have both companies completed due diligence?
A:	Both companies conducted and completed extensive due diligence prior to the announcement of the merger. Versicor is currently conducting the dalbavancin clinical trial program, so we were in a unique position to evaluate the potential of dalbavancin in Europe and the rest of world. Our existing relationship has greatly facilitated the prospect of the transaction.
Q:	Is there a walk-away clause?
A:	Each party can walk away if the other party breaches the merger agreement, if certain closing conditions are not satisfied or if the transaction does not close by February 28, 2003.
Q:	Is there a break-up fee?
A:	Yes. The break-up fee is $6 million.
Q:	Is there a material adverse event clause?
A:	Yes, if either party suffers a material adverse change, then the other party has the option to terminate the merger agreement. This clause is customary in these types of transactions.

Q:	Are there any performance/other financial tests necessary to complete the transaction?
A:	No specific financial or other thresholds are required.
Q:	Is the transaction dilutive/accretive?
A:	Although the transaction is initially dilutive, if the company generates substantial sales it should be accretive.
Q:	How many shares will Versicor issue in connection with the transaction?
A:	Versicor will issue 1.77 shares of common stock for each share of Biosearch which is outstanding. As of today, Biosearch has approximately 12.161 million shares outstanding.
Q:	Following this merger will Versicor undertake a financing? What are your expectations for timing?
A:	No, the combined company's cash position of approximately $190 million (less merger-related transaction costs) will give the combined company a good cash position versus annual burn, so an immediate financing should not be required.
Q:	Who are the companies' investment bankers?
A:	Versicor—Lehman Brothers Biosearch—SG Cowen and Livolski & Partners
Q:	Who are the legal advisors for the transaction?
A:	Versicor—O'Melveny & Myers LLP, San Francisco, California Biosearch—Studio Legale Chiomete, Milan, Italy

*    *    *

        Versicor Inc. will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and the other relevant documents filed with the SEC because they will contain important information.

        You will be able to obtain the proxy statement/prospectus and other related documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Versicor Inc. free of charge by requesting them in writing from Versicor Inc. 34790 Ardentech Court, Fremont, California 94555, Attention: Investor Relations, telephone: (510) 739-3003.

        Versicor Inc. and Biosearch Italia S.p.A., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Versicor Inc. and Biosearch Italia S.p.A. in connection with the merger. Information about the directors and executive officers of Versicor Inc. and their ownership of Versicor Inc. shares is set forth in the proxy statement for Versicor Inc.'s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements describing our expectations for the future. Often the words "believe," "expect," "anticipate", "might," "will," or "could" (or the negatives of these words) or similar expressions appear in, and can be used to identify, forward-looking statements. While we believe that the expectations expressed in our forward-looking statements are reasonable, the future can rarely be predicted with precision and actual events occurring in the future might not match the expectations described in this document. The matters discussed in our forward-looking statements are subject to uncertainty and many known (and perhaps unknown) risks factors. Some of the important risk factors that could cause our actual results to differ significantly from the results expressed or implied by our forward-looking statements are listed in our recent 10-Q Report under the caption "Risk Factors that might Affect our Future Operating Results," as well as in our other SEC filings under similar captions. Among other factors, we face the risks that: shareholders of Versicor and Biosearch might not approve the merger; clinical trials might be delayed; clinical trials might indicate a product candidate is unsafe or ineffective; the filing of any new drug applications might be delayed or cancelled; a filed New Drug Application might be denied resulting in an inability to market the product candidate in the U.S. or other jurisdictions; Versicor and/or the combined company might lack the ability to successfully market products domestically and internationally; difficulties or delays in manufacturing might occur; legislation affecting drug pricing and reimbursement might cause adverse changes to the potential market for Versicor's product candidates; product liability and other types of lawsuits might be filed against the company; Versicor's ability to protect its intellectual property both domestically and internationally might be incomplete; Versicor and/or Biosearch might fail to comply with the many complex laws and regulations affecting domestic and foreign pharmaceutical operations; changes in generally accepted accounting principles might result in financial reporting changes that cause reported loss to increase; growth in costs and expenses might cause losses to increase; Versicor might fail to obtain the anticipated results and synergies from the proposed merger; Versicor's ongoing proprietary and collaborative research might not yield useful results; contractual milestone payments might not be paid to Versicor as contemplated and Versicor's competitors might develop superior substitutes for its products or market them more effectively. Because of the risks we face, our actual results, performance or achievements may differ materially from the results, performance or achievements, expressed or implied by our forward-looking statements. We assume no responsibility to issue updates to the forward-looking matters discussed in this release.

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Versicor Biosearch Merger Conference Call Script July 31, 2002 10:00 AM Eastern Time